UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: December 18, 2014

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1 - Information Contained in this Form 6-K Report

On December 17, 2014, Teekay Tankers Ltd. agreed to acquire four coated Aframax tankers. The agreements for the acquisition of those vessels are attached as Exhibits 2.1-2.4 hereto.

Exhibits

Exhibit No.	Exhibit

2.1	Memorandum of Agreement, dated December 17, 2014, between Teekay Tankers Ltd. and MT “Cape Endeavour” Schiffahrtsgesellschaft mbH & Co. KG, relating to the purchase of the MT “Cape Endeavour”.

2.2	Memorandum of Agreement, dated December 17, 2014, between Teekay Tankers Ltd. and MT “Cape Endless” Schiffahrtsgesellschaft mbH & Co. KG, relating to the purchase of the MT “Cape Endless”.

2.3	Memorandum of Agreement, dated December 17, 2014, between Teekay Tankers Ltd. and MT “Cape Endurance” Schiffahrtsgesellschaft mbH & Co. KG, relating to the purchase of the MT “Cape Endurance”.

2.4	Memorandum of Agreement, dated December 17, 2014, between Teekay Tankers Ltd. and MT “Cape Enterprise” Schiffahrtsgesellschaft mbH & Co. KG, relating to the purchase of the MT “Cape Enterprise”.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-196915) FILED WITH THE SEC ON JUNE 20, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: December 18, 2014	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer